# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Benson Hill, Inc., CIK 0001830210
CUSIP: 082490202
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1001 North Warson Rd, Ste 300, St. Louis, Missouri (MO), 63132
Date of event which requires filing of this statement: 09/30/2021
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001589444

## Reporting persons
- Mercury Fund Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 185,862; shared voting power 0; sole dispositive power 185,862; shared dispositive power 0; aggregate amount beneficially owned 185,862 (3% of the class)
  Comment: Note to Row 5: 185,862 shares, except that Mercury Fund Partners III, L.P. ("GP III"), the general partner of Mercury Fund Ventures III, L.P. ("Fund III"), may be deemed to have sole voting power, Mercury Partners, LLC ("UGP III"), the general partner of GP III, may be deemed to have sole voting power, and Blair Garrou ("Garrou") and Dan Watkins ("Watkins"), the managers of UGP III, may be deemed to have shared power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 185,862 shares, except that GP III, the general partner of Fund III, may be deemed to have sole dispositive power, and UGP III, the general partner of GP III, may be deemed to have sole dispositive power, and Garrou and Watkins, the managers of UGP III, may be deemed to have shared power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of Benson Hill, Inc. (the "Issuer") as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Mercury Fund Affiliates III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,756; shared voting power 0; sole dispositive power 8,756; shared dispositive power 0; aggregate amount beneficially owned 8,756 (0.1% of the class)
  Comment: Note to Row 5: 8,756 shares, except that GP III, the general partner of Mercury Fund III Affiliates, L.P. ("Affiliates III"), may be deemed to have sole voting power, UGP III, the general partner of GP III, may be deemed to have sole voting power, and Garrou and Watkins, the managers of UGP III, may be deemed to have shared power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 8,756 shares, except that GP III, the general partner of Affiliates III, may be deemed to have sole dispositive power, and UGP III, the general partner of GP III, may be deemed to have sole dispositive power, and Garrou and Watkins, the managers of UGP III, may be deemed to have shared power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Mercury Fund Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 194,618; shared voting power 0; sole dispositive power 194,618; shared dispositive power 0; aggregate amount beneficially owned 194,618 (3.2% of the class)
  Comment: Note to Row 5: 194,618 shares of which 185,862 are directly owned by Fund III and 8,756 are owned directly by Affiliates III. GP III, the general partner of Fund III and Affiliates III, may be deemed to have sole voting power, UGP III, the general partner of GP III, may be deemed to have sole voting power, and Garrou and Watkins, the managing managers of UGP III, may be deemed to have shared power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 194,618 shares of which 185,862 are directly owned by Fund III and 8,756 are owned directly by Affiliates III. GP III, the general partner of Affiliates III, may be deemed to have sole dispositive power, and UGP III, the general partner of GP III, may be deemed to have sole dispositive power, and Garrou and Watkins, the managers of UGP III, may be deemed to have shared power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Mercury Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 194,618; shared voting power 0; sole dispositive power 194,618; shared dispositive power 0; aggregate amount beneficially owned 194,618 (3.2% of the class)
  Comment: Note to Row 5: 194,618 shares of which 185,862 are directly owned by Fund III and 8,756 are owned directly by Affiliates III. GP III, the general partner of Fund III and Affiliates III, may be deemed to have sole voting power, UGP III, the general partner of GP III, may be deemed to have sole voting power, and Garrou and Watkins, the managers of UGP III, may be deemed to have shared power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 194,618 shares of which 185,862 are directly owned by Fund III and 8,756 are owned directly by Affiliates III. GP III, the general partner of Affiliates III, may be deemed to have sole dispositive power, and UGP III, the general partner of GP III, may be deemed to have sole dispositive power, and Garrou and Watkins, the managers of UGP III, may be deemed to have shared power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Mercury Camelback Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 189,519; shared voting power 0; sole dispositive power 189,519; shared dispositive power 0; aggregate amount beneficially owned 189,519 (3.1% of the class)
  Comment: Note to Row 5: 189,519 shares, except that Mercury Partners Management, LLC ("MM"), the managing member of Mercury Camelback Fund, LLC ("Camelback"), may be deemed to have sole voting power, and Fortino, Garrou and Gilani, the managing members of MM, may be deemed to have shared power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 189,519 shares, except that MM, the managing member of Camelback, may be deemed to have sole dispositive power, and Fortino, Garrou and Gilani, the managing members of MM, may be deemed to have shared power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Mercury Partners Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 189,519; shared voting power 0; sole dispositive power 189,519; shared dispositive power 0; aggregate amount beneficially owned 189,519 (3.1% of the class)
  Comment: Note to Row 5: 189,519 shares, all of which are directly owned by Camelback. MM, the managing member of Camelback, may be deemed to have sole voting power, and Fortino, Garrou and Gilani, the managing members of MM, may be deemed to have shared power to vote these shares.
  
  Note to row 6: See response to row 5.
  
  Note to Row 7: 189,519 shares, all of which are directly owned by Camelback. MM, the managing member of Camelback, may be deemed to have sole dispositive power, and Fortino, Garrou and Gilani, the managing members of MM, may be deemed to have shared power to dispose of these shares.
  
  Note to row 8: See response to row 7.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Adrian Fortino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 189,519; sole dispositive power 0; shared dispositive power 189,519; aggregate amount beneficially owned 189,519 (3.1% of the class)
  Comment: Note to Row 6: 189,519 shares, all of which are directly owned by Camelback. MM, the managing member of Camelback, may be deemed to have sole voting power, and Fortino, a managing member of MM, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 189,519 shares, all of which are directly owned by Camelback. MM, the managing member of Camelback, may be deemed to have sole dispositive power, and Fortino, a managing member of MM, may be deemed to have shared power to dispose these shares.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Blair Garrou: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 384,137; sole dispositive power 0; shared dispositive power 384,137; aggregate amount beneficially owned 384,137 (6.3% of the class)
  Comment: Note to Row 6: 384,137 shares of which 185,862 are directly owned by Fund III, 8,756 are owned directly by Affiliates III and 189,519 are owned directly by Camelback. GP III, the general partner of Fund III and Affiliates III, may be deemed to have sole voting power over the shares owned by Fund III and Affiliates III, UGP III, the general partner of GP III, may be deemed to have sole voting power over the shares owned by Fund III and Affiliates III. MM, the managing member of Camelback, may be deemed to have sole voting power over the shares owned by Camelback. Garrou, a manager of UGP III and a managing member of MM, may be deemed to have shared voting power over the shares owned by Fund III, Affiliates IIII and Camelback.
  
  Note to Row 8: 384,137 shares of which 185,862 are directly owned by Fund III, 8,756 are owned directly by Affiliates III and 189,519 are owned directly by Camelback. GP III, the general partner of Fund IIII and Affiliates III, may be deemed to have sole dispositive power over the shares owned by Fund III and Affiliates III, and UGP III, the general partner of GP III, may be deemed to have sole dispositive power over the shares owned by Fund III and Affiliates III. MM, the managing member of Camelback, may be deemed to have sole dispositive power over the shares owned by Camelback. Garrou, a manager of UGP III and a managing member of MM, may be deemed to have shared dispositive power over the shares owned by Fund III, Affiliates IIII and Camelback
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Aziz Gilani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 189,519; sole dispositive power 0; shared dispositive power 189,519; aggregate amount beneficially owned 189,519 (3.1% of the class)
  Comment: Note to Row 6: 189,519 shares, all of which are directly owned by Camelback. MM, the managing member of Camelback, may be deemed to have sole voting power, and Gilani, a managing member of MM, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 189,519 shares, all of which are directly owned by Camelback. MM, the managing member of Camelback, may be deemed to have sole dispositive power, and Gilani, a managing member of MM, may be deemed to have shared power to dispose these shares.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Dan Watkins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 194,618; sole dispositive power 0; shared dispositive power 194,618; aggregate amount beneficially owned 194,618 (3.2% of the class)
  Comment: Note to Row 6: 194,618 shares of which 185,862 are directly owned by Fund III and 8,756 are owned directly by Affiliates III. GP III, the general partner of Fund III and Affiliates III, may be deemed to have sole voting power over the shares owned by Fund III and Affiliates III, UGP III, the general partner of GP III, may be deemed to have sole voting power over these shares. Watkins, a manager of UGP III, may be deemed to have shared voting power over these shares.
  
  Note to Row 8: 194,618 shares of which 185,862 are directly owned by Fund III and 8,756 are owned directly by Affiliates III. GP III, the general partner of Fund IIII and Affiliates III, may be deemed to have sole dispositive power over the shares owned by Fund III and Affiliates III, and UGP III, the general partner of GP III, may be deemed to have sole dispositive power over these shares. Watkins, a manager of UGP III, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 11: This percentage is calculated based upon 6,114,020 Common Stock outstanding of the Issuer as of November 7, 2024, as set forth in the Issuer's prospectus on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: Benson Hill, Inc.
Address of issuer's principal executive offices: 1001 North Warson Rd, Ste 300 St. Louis, MO, 63132

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Mercury Fund Ventures III, L.P. ("Fund III"), Mercury Fund Affiliates III, L.P. ("Affiliates III"), Mercury Fund Partners III, L.P. ("GP III"), Mercury Partners, LLC ("UGP"), Mercury Camelback Fund LLC ("Camelback"), Mercury Partners Management, LLC ("MM"), Adrian Fortino, Blair Garrou, Aziz Gilani and Dan Watkins. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Mercury Partners Management, LLC
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of Fund III, Affiliates III and GP III, and the limited liability company agreements of UGP III, MM and Camelback, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2025

MERCURY FUND VENTURES III, L.P.

By: Mercury Fund Partners III, L.P., its general partner
By: Mercury Partners, LLC, its general partner

By: /s/ Blair Garrou
Name: Blair Garrou
Title: Manager

MERCURY FUND AFFILIATES III, L.P.

By: Mercury Fund Partners III, L.P., its general partner
By: Mercury Partners, LLC, its general partner

By: /s/ Blair Garrou
Name: Blair Garrou
Title: Manager

MERCURY FUND PARTNERS III, L.P.

By: Mercury Partners, LLC, its general partner

By: /s/ Blair Garrou
Name: Blair Garrou
Title: Manager

MERCURY PARTNERS, LLC

By: /s/ Blair Garrou
Name: Blair Garrou
Title: Manager

MERCURY CAMELBACK FUND, LLC

By: Mercury Partners Management, LLC, its managing member

By: /s/ Blair Garrou
Name: Blair Garrou
Title: Managing Member

MERCURY PARTNERS MANAGEMENT, LLC

By: /s/ Blair Garrou
Name: Blair Garrou
Title: Managing Member

Adrian Fortino
/s/ Adrian Fortino

Blair Garrou
/s/ Blair Garrou

Aziz Gilani
/s/ Aziz Gilani

Dan Watkins
/s/ Dan Watkins

## Signatures
- Mercury Fund Ventures III, L.P.: /s/ Blair Garrou, Blair Garrou, Manager of the General Partner of the General Partner (02/14/2025)
- Mercury Fund Affiliates III, L.P.: /s/ Blair Garrou, Blair Garrou, Manager of the General Partner of the General Partner (02/14/2025)
- Mercury Fund Partners III, L.P.: /s/ Blair Garrou, Blair Garrou, Manager of the General Partner (02/14/2025)
- Mercury Partners, LLC: /s/ Blair Garrou, Blair Garrou, Manager (02/14/2025)
- Mercury Camelback Fund, LLC: /s/ Blair Garrou, Blair Garrou, Managing Member of the Managing Member (02/14/2025)
- Mercury Partners Management, LLC: /s/ Blair Garrou, Blair Garrou, Managing Member (02/14/2025)
- Adrian Fortino: /s/ Adrian Fortino, Adrian Fortino (02/14/2025)
- Blair Garrou: /s/ Blair Garrou, Blair Garrou (02/14/2025)
- Aziz Gilani: /s/ Aziz Gilani, Aziz Gilani (02/14/2025)
- Dan Watkins: /s/ Dan Watkins, Dan Watkins (02/14/2025)